Glenn W. Reed	P 817-255-5319
Executive Vice President and	F 817-255-5394
General Counsel
glenn.reed@healthmarkets.com
June 28, 2006
Via EDGAR — - CORRESP
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Vanessa Robertson Staff Accountant Division of Corporation Finance

Re:	HealthMarkets, Inc. Form 10-K for the fiscal year ended December 31, 2005 Filed March 14, 2006 File Number: 001-14953
Ladies and Gentlemen:
     Reference is made to the letter, dated June 19, 2006, from Jim B. Rosenberg (Senior Assistant Chief Accountant, Division of Corporation Finance) to Mr. William J. Gedwed (President and Chief Executive Officer of HealthMarkets, Inc.) with respect to the Division of Corporation Finance’s review of the above-captioned filing.
     Confirming the substance of an earlier conversation between Mark D. Hauptman (HealthMarkets, Inc.’s Vice President and Chief Financial Officer) and Ms. Vanessa Robertson of the Division of Corporation Finance, HealthMarkets respectfully requests an extension of the time to respond to the comments contained in the June 19, 2006 letter to July 31, 2006. Due to travel schedules and the press of second quarter-end, the Company is facing some difficulties in assembling the personnel requisite to a thorough response to the request.
     We would appreciate your consideration in this regard.
Very truly yours,
Glenn W. Reed
GWR:cs

Cc:	Mr. Mark D. Hauptman Ms. Connie Palacios Mr. David Glass [KPMG, LLP]
HealthMarkets, Inc. • 9151 Boulevard 26 • North Richland Hills, TX 76180 • P 817-255-5200 • www.HealthMarkets.com